Lawrence R. Small

December 20, 2007

United States Securities & Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

ATTN: Babette Cooper

Re:	Northwest Bancorporation, Inc.

Form 10-KSB for Fiscal Year Ended

December 31, 2006

Filed March 21, 2007

File No. 0-24151

Dear Ms. Cooper:

Northwest Bancorporation, Inc. the Issuer that filed the Form 10-KSB for the fiscal year ended December 31, 2006 referenced above (the “2006 Annual Report”), has asked our firm, as counsel, to respond to the letter dated December 4, 2007 setting forth comments regarding the 2006 Annual Report (the “Comment Letter”). Our response will follow the numbers and subject headings for each of the areas upon which comments were made in the Comment Letter. As indicated in the responses to comments 1, 3, and 4, the 2006 Annual Report will be amended to set forth the information referenced in this letter. The Issuer will be referred to as the Company in this letter.

1.	Loan Portfolio, page 12

This comment asks that the information for Items III (Loans Portfolio) and IV (Summary of Loan Loss Experience) be set forth for a five-year period. That information is included in Attachment A to this letter for your review. We believe that it complies with the requirements of Guide III.

717 West Sprague Avenue Suite 1200 Spokane, WA 99201 T (509) 455-6000 F (509) 838-0007 www.painehamblen.com

A Limited Liability Partnership with offices in Spokane, Coeur d’Alene, Priest River and Kennewick.

United States Securities & Exchange Commission

December 20, 2007

2.	Management’s Discussion and Analysis

This comment asks that the Management’s Discussion and Analysis in the 2006 Annual Report be revised to comply with the requirements of Item 303(b) of Regulation S-B. It is our opinion that the Company is not required to make the disclosure described in Item 303(b) of Regulation S-B for the 2006 Annual Report. The registration statement filed by the Company on Form 10-SB became effective June 30, 1998. The Company has not filed a registration statement for a securities offering of any type since that date and has followed the disclosure requirements set forth in General Instruction H to Form 10-KSB for a transitional small business issuer. All annual reports on Form 10-KSB that have been filed by the Company have clearly stated on page 1 that the Company is following the transitional small business disclosure as it has checked the appropriate box. Part I, Item I of the 2006 Annual Report discloses on page 1 that, the Company is describing its business in accordance with the disclosure requirements and format of Model B, Form 1-A, Item 6. For these Part I disclosures, the Company has chosen to comply with Alternative 2 in order to present the information in narrative form. In accordance with General Instruction H, the Company followed the disclosure requirements for a transitional small business issuer for Parts I, II and III of Form 10-KSB in preparing its 2006 Annual Report. Part II, Item 6 of Form 10-KSB, which references Item 303 of Regulation S-B, is not applicable to the Company.

The Company has filed its quarterly reports for 2007 as a non-accelerated filer, rather than as a small business issuer, and will not continue to file reports as a transitional small business issuer for any periods following December 31, 2006.

We would appreciate it if we could receive your concurrence in our opinion that the Company is not required to meet the disclosure requirements of Item 303(b) of Regulation S-B.

3.	Report of Independent Registered public Accounting Firm, page 27

The Company has obtained a handwritten signature of Moss Adams LLP and has permission to include that signature on the audit report made by that firm in order to comply with Rule 2-02 of Regulation S-X.

4.	Parent Company Financial Statements

The financial statement disclosures will be amended to include the parent company financial statements as required by Rule 9-06 of Regulation S-X. This information is attached as Attachment B for your review.

United States Securities & Exchange Commission

December 20, 2007

5.	Segments

We have discussed your request for a discussion of segment reporting for mortgage banking activities with Christopher C. Jurey, the Chief Financial Officer of the Company. Inland Northwest Bank, the sole banking subsidiary of the Company, is a community-oriented commercial bank chartered in the State of Washington. The Bank’s primary business is that of a traditional banking institution, gathering deposits and originating loans for its portfolio in its primary market area. The Bank does not engage in any sub-prime lending programs. Mr. Jurey has analyzed again the net gains from the sale of loans set forth in the 2006 Annual Report. Mr. Jurey has advised me that the Company does not report mortgage banking as a separate segment. His reasons for taking that position have been stated by him as follows:

The mortgage origination operation is not meaningfully disconnected from the remainder of the Bank’s lending operations. About one-half of the mortgages originated for sale are provided as a service to existing Bank customers or as a service to contractors utilizing the Bank’s construction loan services. Three of the five lenders who originate mortgage loans for sale are also heavily involved in commercial lending, primarily construction and land acquisition and development loans. Regardless of the type of loan they are producing, they utilize the support services of Bank personnel and other Bank resources that are not identified directly with the production of loans held for sale.

The Bank acts as a broker when originating available for sale (AFS) residential mortgages and obtains a prior commitment for the purchase of substantially each AFS loan that it originates. Consequently, AFS loans have virtually no effect on the Bank’s balance sheet and are not considered when analyzing the Bank’s interest rate risk position or in determining fair market value adjustments that might be appropriate to an institution that portfolios residential mortgage loans or which provides mortgage loan servicing.

While some separate accounting is kept of revenues and costs related to the origination of residential mortgage loans held for sale, the accounting process does not entail the level of detail that would be appropriate for segment reporting and the results are not used to allocate resources to a discrete department or undertaking within the Bank. In fact, the Bank does not allocate capital to this function nor does it allocate expenses, other than marginal expenses that can be identified with the origination of AFS loans. When income generated as “net gains from the sale of loans” is paired with expense that could be avoided if the bank did not broker residential mortgage loans, the result is, approximately, break-even. This functionality is retained at the Bank, primarily, to service existing customers.

United States Securities & Exchange Commission

December 20, 2007

SFAS 131 allows for aggregation of operating segments that sell similar products or services created with similar production processes to similar customers using similar distribution systems in similar regulatory environments, and that have similar economic characteristics. We believe that our activity in producing mortgage loans held for sale is supportive of and incidental to our primary business activities and that our current business and operations consist of a single business segment.

We are prepared to discuss the comments and information contained in this response as promptly as may be necessary. If you wish to discuss the response by Mr. Jurey to comment 5 above, please contact Mr. Jurey directly either by email (cjurey@inb.com) or by phone (509-462-3601). The additional disclosures will be made as stated in this letter on an amended Form 10-KSB for the fiscal year ending December 31, 2006, unless there are additional comments.

As requested in the Comment Letter, we have been authorized by the Registrant to acknowledge that

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PAINE HAMBLEN LLP

/s/ Lawrence R. Small
Lawrence R. Small

cc:	John P. Nolan

SEC Accounting Branch Chief

C. Jurey

ATTACHMENT A

III.	LOAN PORTFOLIO

The amounts of loans outstanding at the indicated dates are shown in the following table according to type of loan ($ in thousands):

	December 31
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Commercial	$127,420	$124,611	$121,820	$117,055	$109,948
Real estate	74,496	50,162	25,644	22,127	16,676
Installment	8,090	5,079	4,368	4,625	4,295
Consumer and other	8,102	8,991	7,878	6,983	6,422

	218,108	188,843	159,710	150,790	137,341
Allowance for loan losses	(2,586)	(2,252)	(1,944)	(2,224)	(2,026)
Net deferred loan fees	(400)	(273)	(328)	(307)	(291)

	$215,122	$186,318	$157,438	$148,259	$135,024

IV.	SUMMARY OF LOAN LOSS EXPERIENCE

The following table provides an analysis of net losses by loan type for the past five years:

	December 31
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Total loans net of deferred fees at end of period	$217,708	$188,570	$159,382	$150,483	$137,050
YTD average net loans	$205,388	$174,346	$150,011	$143,985	$137,625
Balance, beginning of period	$2,252	$1,944	$2,224	$2,026	$1,649
Add reserve for probable losses on unused loan commitments and off-balance sheet items (OBS) *	178	206	—	—	—

Balance, beginning of period, including OBS reserve	2,430	2,150	2,224	2,026	1,649
Loan charge-offs:
Commercial	28	14	74	13	287
Real Estate	—	25	128	378	270
Installment & Credit Card	21	68	65	95	153

Total Charge-offs	49	107	267	486	710
Recoveries of loans previously charged-off:
Commercial	—	8	4	28	17
Real Estate	17	25	12	1	—
Installment & Credit Card	27	30	7	3	5

Total Recoveries	44	63	23	32	22

Net Charge-offs	5	44	244	454	688
Provision charged to expense	360	324	170	652	1,065

Balance, end of year, prior to adjustment for off-balance sheet items	2,785	2,430	2,150	2,224	2,026
Reclassification of reserve for probable losses on unused loan commitments and off-balance sheet items to “Other liabilities” *	(199)	(178)	(206)	—	—

Balance, end of year	$2,586	$2,252	$1,944	$2,224	$2,026
Ratio of net charge-offs during period to average net loans outstanding	0.00%	0.03%	0.16%	0.32%	0.50%

*	Off-balance sheet reserve was not calculated prior to December 2004.

ATTACHMENT B

Note 21: Northwest Bancorporation, Inc. (NBCT)

(PARENT COMPANY ONLY)

Summary financial information is as follows (in thousands):

NBCT	December 31,
Statements of Financial Condition	2006	2005	2004
ASSETS
Cash	$2,541	$5,006	$106
Investment in trust equities	155	155	—
Investment in subsidiaries	26,420	21,302	19,754
Deferred tax asset	36	40	45
Other equity securities	250	250	—
Other assets	273	88	102

TOTAL ASSETS	29,675	26,841	20,007
LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	—	—	46
Junior subordinated debentures	5,155	5,155	—
Stockholders’ equity	24,520	21,686	19,961

TOTAL LIABILITIES AND EQUITY CAPITAL	$29,675	$26,841	$20,007

NBCT	For the year ended December 31,
Statements of Income	2006	2005	2004
INTEREST INCOME:
Interest bearing deposits	$114	$60	$2
OTHER INCOME (EXPENSE):
Dividend income from subsidiaries	—	530	230
Equity in undistributed income of subsidiaries	2,954	1,757	1,790
Interest on other borrowings	(313)	(163)	—
Other income	—	—	1
Other expense	(69)	(90)	(88)

	2,686	2,094	1,935
PROVISION FOR (BENEFIT FROM) INCOME TAXES	(94)	(66)	(29)

NET INCOME	$2,780	$2,160	$1,964

NBCT	For the year ended December 31,
Statements of Cash Flows	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$2,780	$2,160	$1,964
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(2,954)	(1,757)	(1,790)
Amortization, shareholder accounting software	2	2	—
(Increase) decrease in deferred taxes	4	5	5
Equity-based compensation expense	41	—	—
(Increase) decrease in other assets	(187)	12	20
Increase (decrease) in other liabilities	—	(46)	(149)

Net cash provided (used) by operating activities	(314)	376	50

INVESTING ACTIVITIES:
Funds invested in equity securities	—	(250)	—
Funds invested in trust equities	—	(155)	—
Additional funds invested in subsidiaries	(2,100)	—	—

Net cash provided (used) by investing activities	(2,100)	(405)	—
FINANCING ACTIVITIES:
Proceeds from issuance of junior subordinated debentures	—	5,155	—
Issuance of stock	69	61	54
Stock repurchase	(3)	—	—
Net proceeds from exercise of stock options	167	—	55
Excess tax benefits, equity-based compensation	56	—	—
Other	2	(2)	1
Cash dividends paid, including fractional shares paid in cash	(342)	(285)	(232)

Net cash provided (used) by financing activities	(51)	4,929	(122)

NET INCREASE (DECREASE) IN CASH	(2,465)	4,900	(72)

CASH, BEGINNING OF PERIOD	5,006	106	178
CASH, END OF PERIOD	$2,541	$5,006	$106
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$313	$163	$—
Taxes paid	$1,479	$1,116	$688